

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 22, 2007

<u>By facsimile to (312) 984-7700 and U.S. Mail</u>

Mr. Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

Re: Heritage-Crystal Clean, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed June 19, 2007
        File No. 333-143864

Dear Mr. Chalhoub:

        We reviewed the filing and have the comments below.

1.   We note your response to prior comment 3. Please clarify for us how the various family members and affiliated entities made their oral requests to purchase shares in the offering and your involvement in connection with those requests. Please also advise what agreement or understanding you have with such persons to offer shares to them pursuant to this prospectus.

Components of Executive Compensation, page 50

2.   In response to prior comment 16, you state that cash bonuses are based on actual, and not projected operating income. However, your disclosure states that you determined a target distribution based on 80% of a projected bonus pool, which was in turn based on a percentage of projected earnings. We note that you also refer to "the remaining twenty percent" of the bonus pool, which was assigned as discretionary bonus. This disclosure suggests that the bonuses are based on projected amounts of income. Please clarify. Please also disclose the total amount of the bonus pool that you used in 2006, and the

amount of projected or actual income that it relates to, and the percentage of the bonus pool allocated to each of the named executive officers.

Our Performance-Based Annual Incentive Plan, page 58

3.   Please disclose the percentage of your operating income that will constitute the incentive pool for 2007, and disclose the percentages of the incentive pool allocated to each of the executive officers for 2007. You should discuss any actions taken since the end of your most recent fiscal year that relate to executive compensation, including actions relating to your determination of the amount and any formulas for each element of compensation to be paid to each executive.

Employment and Related Agreements, page 58

4.   We note your response to prior comment 18 that the salary amounts set forth in the employment agreements are "minimum" amounts, and that the excess that is shown in the table are determined by the compensation committee and are also categorized as "salary." Please discuss, in CD&A and in this section, the flexibility afforded to the compensation committee to increase salary paid to the executives above the minimum amounts and the bases upon which the committee determines to increase compensation. Clarify in CD&A how determinations regarding these increases affect determinations regarding bonuses and other compensation, and discuss why you pay these amounts as increased salary rather than as bonus or other compensation.

Statement of Operations, page F-4

5.   We note your response to prior comment 33. However, it appears that the related charge to reduce solvent inventories to net realizable value should be classified as cost of sales in your statement of operations for the first half ended June 16, 2007. In this regard, please revise your document as appropriate. See "Status" section of EITF 96-09 for guidance.

Note 10 – Management Equity Incentive Plan, page F-13

6.   We note that you issued restricted common units in February 2007. Please supplementally tell us how you determined the estimated fair market value of $5,964 per unit and how this represents the estimated price per unit in an anticipated initial public offering.

7.   Please supplementally provide to us your computation of compensation expense in 2007 for the restricted common units.

Note 11 – Pro Forma Adjustments (Unaudited), page F-14

8.   Your note states that a pro forma tax provision has been calculated at an effective tax rate of 43.8% for the fiscal half ended June 17, 2006. However, the pro forma provision for income taxes shown on your statement of operations for that period has been calculated at an effective tax rate of $41%. Please revise your document as appropriate.

9.   Please supplementally tell us why you have included mandatorily redeemable shares and capital units in the calculation of basic and diluted earnings per share and cite the authoritative literature which supports your accounting treatment.

Exhibit Index

10.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Closing

        File an amendment to the registration statement in response to the comments. To expedite our review, HCCI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If HCCI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since HCCI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If HCCI requests acceleration of the registration statement's effectiveness, HCCI should furnish a letter at the time of the request in which it acknowledges that:

        •   Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve HCCI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- HCCI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that HCCI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Mark A. Harris, Esq.
        Heidi J. Steele, Esq.
        McDermott Will & Emery LLP
        227 West Monroe Street, Suite 4700
        Chicago, IL 60606

        Larry A. Barden, Esq.
        Robert L. Verigan, Esq.
        Sidley Austin LLP
        1 South Dearborn Street
        Chicago, IL 60603